[PARADIGM GEOPHYSICAL LOGO]


    PARADIGM GEOPHYSICAL ANNOUNCES SECOND QUARTER AND SIX MONTH 2001 RESULTS

       31% REVENUE GROWTH AND 200% EPS GROWTH OVER SECOND QUARTER OF 2000

NEW YORK, JULY 23, 2001: Paradigm Geophysical (NASDAQ: PGEO) today announced its operating results for the second quarter and six months ended June 30, 2001.

HIGHLIGHTS:

- EPS for the quarter were above analysts' estimates of $0.06, a 200% increase over the $0.02 EPS reported for the same period last year. Before amortization of goodwill, EPS for the quarter were $0.07, compared to $0.03 for the second quarter of 2000.

- EPS for the half-year were $0.11, a 175% increase over the $0.04 EPS reported for the same period last year.

- TOTAL REVENUES for the quarter was $18.5 million, a 31% increase over the same period last year.

- EBITDA for the quarter was $3.5 million, a 45% increase over the same period last year.

- CASH FLOW PER SHARE for the quarter was $0.21, an increase of 25% over the same period last year.

                                     (more)

                       SUMMARY KEY RESULTS AND COMPARISONS

                                                       Second Quarter
                                  ------------------------------------------------------
                                                                              % Change                                    % Change
                                           2001             2000             Q2'01 over             Q1'01                Q2'01 over
                                                                                Q2'00                                      Q1'01
                                  --------------------------------------------------------------------------------------------------
     (US$ per share)
EPS                                        $0.06            $0.02                200%               $0.05                    20%
EPS before goodwill                        $0.07            $0.03                133%               $0.06                    17%
CFPS                                       $0.21            $0.17                 24%               $0.21                     0%
------------------------------------------------------------------------------------------------------------------------------------
     (US$ millions)
Revenues                                   $18.5            $14.1                 31%               $17.5                     5%
Operating Income                           $ 1.3            $ 0.4                241%               $ 1.0                    34%
Net Income                                 $ 0.9            $ 0.2                280%               $ 0.8                    25%
                                  --------------------------------------------------------------------------------------------------

                                               Six Months Ended June 30, 2001
                                  ------------------------------------------------------
                                                                              % Change
                                           2001             2000             H1'01 over
                                                                                H1'00
                                  ------------------------------------------------------
  (US$ per share)
EPS                                        $0.11            $0.04               175%
EPS before goodwill                        $0.13            $0.06               117%
CFPS                                       $0.42            $0.34                24%
----------------------------------------------------------------------------------------
  (US$ millions)
Revenues                                   $36.0            $28.1                28%
Operating Income                           $ 2.4            $ 0.8               183%
Net Income                                 $ 1.7            $ 0.5               219%
                                  ------------------------------------------------------

MANAGEMENT'S COMMENTS

Eldad Weiss, Chairman and Chief Executive Officer of Paradigm Geophysical, commented, "Our quarterly growth continues for both revenues and earnings, on a quarter-over-same-quarter basis. Our revenue growth of 31% over the same period last year, and of 28% for the first six months ended June 30, 2001, places us on track to meet our earnings expectations for 2001."

                                     (more)

In the third quarter of 2001 the Company will issue its latest software release "PG2.0" - an integrated release of Paradigm's reservoir analysis system. This latest release represents the outcome of two years of research and development, which provides the market with the unifying base for the Paradigm Reservoir Analysis System. PG2.0 delivers the next generation of advanced geosciences and integration for reservoir visualization and interpretation, seismic data processing and reservoir imaging, and reservoir characterization and formation evaluation.

DETAILED RESULTS

                                                 Second Quarter
                                  ----------------------------------------------
                                                                       % Change                      % Change
                                           2001         2000          Q2'01 over         Q1'01      Q2'01 over
                                                                         Q2'00                         Q1'01
                                  ----------------------------------------------------------------------------
  (US$ millions)
Product revenues                           $13.4       $ 9.9              36%             $12.4          8%
Service revenues                            $5.1       $ 4.2              21%             $ 5.2         -2%
Operating expenses                         $17.1       $13.7              25%             $16.5          4%
Cash Flow                                   $3.1       $ 2.3              37%             $ 3.2         -3%
EBITDA                                      $3.5       $ 2.4              45%             $ 3.5          0%
                                  -----------------------------------------------------------------------------

                                                    Six Months Ended June 30, 2001
                                  -----------------------------------------------------------------
                                                                                          % Change
                                           2001                   2000                   H1'01 over
                                                                                            H1'00
                                  -----------------------------------------------------------------
  (US$ millions)
Product revenues                           $25.7                  $20.1                      28%
Service revenues                           $10.2                  $ 8.1                      27%
Operating expenses                         $33.6                  $27.3                      23%
Cash Flow                                  $ 6.3                  $ 4.6                      38%
EBITDA                                     $ 7.0                  $ 4.9                      43%
                                  -----------------------------------------------------------------

PRODUCTS: Revenues from products continue to increase, particularly internationally. Product revenues increased 36% on a second quarter-over-second-quarter basis, and increased 8% over the first quarter of 2001.

SERVICES: Revenue from services in the second quarter of 2001 increased 21% over the same period last year. In the second quarter the Company made investments to further expand capacity. These investments are expected to have a positive impact on services revenues beginning in the third quarter of 2001.

OPERATING EXPENSES: Operating expenses increased 4% over the first quarter 2001 and increased 25% over the second quarter of last year. The latter increase primarily reflects the expansion of staff in Latin America and acquisitions.

BALANCE SHEET: Long-term debt (net of current maturities) at the end of the quarter was $3.8 million, an increase of 198% over the end of 2000. This change reflects primarily the financing of capital expenditures during the first half of 2001.This long-term debt position is 7.8% leverage on shareholders' equity, compared with 2.7% leverage at the end of 2000.

EARNINGS CONFERENCE CALL: The Company's management will host a conference call with the investment community on Tuesday, July 24 at 9:30 EST, to discuss these results. The conference call will be accessible to all interested parties through a real-time web cast, and will also be available for playback after the call. Details are available on the Company's website www.paradigmgeo.com.

ABOUT PARADIGM

Paradigm Geophysical provides information solutions to the leaders of the oil and gas industry worldwide. The Company delivers technical software solutions and product-driven services to companies involved in the exploration & production of oil and gas and to oilfield service companies. The Company has over 500 professionals focused on the needs of the oil and gas industry, with a global network of sales, user support and services, through 20 offices in 16 countries, serving all major oil and gas producing provinces in the world.

"Paradigm Geophysical(R)" is a registered trademark of Paradigm Geophysical Ltd.

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. The Company's business and operations are subject to a variety of risks, and uncertainties and other factors. Consequently, actual results may materially differ from those projected stated by any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) future capital expenditures by oil and gas companies, (2) fluctuations and absolute levels of international oil prices, (3) the need for increased Company investment to support product and new services introductions, and to successfully integrate acquisitions with the Company operations, (4) the Company's ability to raise needed additional capital, (5) rapid technological changes that could make the Company's products less desirable or obsolete, (6) market acceptance of the Company's products and services, (7) changes in product sales mix (8) product transitions by the Company and its competitors, (9) the impact of competitive products and pricing, and (10) currency fluctuations. These as well as other risks and uncertainties, are discussed in greater detail in the Company's filings with the Securities and Exchange Commission, including its most recent 20-F filed on June 29, 2001 and its 1999 Annual Report. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

FOR MORE INFORMATION PLEASE CONTACT:

PARADIGM GEOPHYSICAL LTD.
Rama Levy
Investor Relations
Phone: +972-9-970-9306
Fax: +972-9-970-9319
Email:  ir@paradigmgeo.com

THE RUTH GROUP

Denise Roche
Phone: +1-646-536-7008
Fax: +1-646-536-7100
Email: droche@theruthgroup.com

MORGEN WALKE ISRAEL

Maya Huli-Lustig
Phone: +972-3-561-1877
Fax: +972-3-561-1875
Email: maya_h@koteret-pr.co.il

                   PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                       DECEMBER 31,           JUNE 30,
                                                                          2000                  2001
                                                                         -------              ---------
                                                                         AUDITED              UNAUDITED
                                                                         -------              ---------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                $ 8,647              $ 7,433
Trade receivables (net of allowance for doubtful accounts -
  $ 2,950 in 2000 and $ 3,050 in 2001)                                    22,707               24,168
Accrued income                                                             4,077                7,793
Other receivables and prepaid expenses                                     4,110                5,708
                                                                         -------              -------
Total current assets                                                      39,541               45,102
                                                                         -------              -------
LONG-TERM TRADE RECEIVABLES                                                  221                   --
                                                                         -------              -------
SEVERANCE PAY FUNDS                                                        1,076                1,138
                                                                         -------              -------
PROPERTY AND EQUIPMENT, NET                                               13,318               14,280
                                                                         -------              -------
OTHER ASSETS, NET                                                         25,605               30,584
                                                                         -------              -------
                                                                         $79,761              $91,104
                                                                         =======              =======

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
U.S. DOLLARS IN THOUSANDS

                                                                DECEMBER 31,           JUNE 30,
                                                                   2000                  2001
                                                                  -------             ---------
                                                                  AUDITED             UNAUDITED
                                                                  -------             ---------
     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans                                             $ 4,528              $ 3,028
Current maturities of long-term bank loans                          3,112                3,333
Current maturities of capital lease obligations                       546                  507
Trade payables                                                      6,045                3,743
Other payables and accrued expenses                                 9,931               11,718
Note payable                                                           --                6,152
Deferred revenues                                                   4,519                7,263
                                                                  -------              -------
Total current liabilities                                          28,681               35,745
                                                                  -------              -------
LONG TERM LIABILITIES:
Long-term bank loans, net of current maturities                     1,277                3,800
Capital lease obligations, net of current maturities                  206                   --
Other lease obligations                                               517                  424
Accrued severance pay                                               2,338                2,380
Deferred income tax liability                                         273                  271
                                                                  -------              -------
Total long-term liabilities                                         4,611                6,875
                                                                  -------              -------
SHAREHOLDERS' EQUITY                                               46,469               48,484
                                                                  -------              -------
                                                                  $79,761              $91,104
                                                                  =======              =======

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

                                                             THREE MONTHS ENDED              SIX MONTHS ENDED
                                        YEAR ENDED               JUNE 30,                        JUNE 30,
                                        DECEMBER 31,    -------------------------        ------------------------
                                          2000             2000            2001            2000            2001
                                         --------        --------        --------        --------        --------
                                         AUDITED                                UNAUDITED
                                         --------        --------------------------------------------------------
Revenues:
 Products                                $ 46,390        $  9,853        $ 13,386        $ 20,063        $ 25,741
 Services                                  16,908           4,197           5,079           8,072          10,246
                                         --------        --------        --------        --------        --------
                                           63,298          14,050          18,465          28,135          35,987
                                         --------        --------        --------        --------        --------

Operating expenses:
 Cost of products                          10,816           2,247           2,879           4,999           5,561
 Cost of services                           6,352           1,459           2,257           2,695           4,194
 Research and development                  11,215           2,517           3,291           5,069           6,655
 Sales and marketing, general and
  administrative                           23,518           5,412           6,527          10,504          12,601
 Depreciation                               4,746           1,205           1,492           2,329           2,993
 Amortization of intangible assets          3,360             816             676           1,710           1,633
                                         --------        --------        --------        --------        --------
Total operating expenses                   60,007          13,656          17,122          27,306          33,637
                                         --------        --------        --------        --------        --------
Operating income                            3,291             394           1,343             829           2,350
Financial expenses, net                      (552)           (121)           (167)           (223)           (315)
                                         --------        --------        --------        --------        --------
Income before taxes on income               2,739             273           1,176             606           2,035
Taxes on income                               380              27             242              78             350
                                         --------        --------        --------        --------        --------
Net income                               $  2,359        $    246        $    934        $    528        $  1,685
                                         ========        ========        ========        ========        ========
Basic net earnings per share             $   0.17        $   0.02        $   0.06        $   0.04        $   0.11
                                         ========        ========        ========        ========        ========
Number of shares used in computing
 basic net earnings per share              13,504          13,151          14,791          13,057          14,741
                                         ========        ========        ========        ========        ========
Diluted net earnings per share           $   0.17        $   0.02        $   0.06        $   0.04        $   0.11
                                         ========        ========        ========        ========        ========
Number of shares used in computing
 diluted net earnings per share            13,789          13,421          14,981          13,388          14,911
                                         ========        ========        ========        ========        ========

                                  PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. DOLLARS IN THOUSANDS

                                                                           YEAR ENDED               PERIOD
                                                                           DECEMBER 31,          ENDED JUNE 30,
                                                                              2000                   2001
                                                                            --------               --------
                                                                            AUDITED                UNAUDITED
                                                                            --------               --------
Cash flows from operating activities:
Net income                                                                  $  2,359               $  1,685
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities:
 Depreciation and amortization                                                 8,106                  3,462
 Decrease (increase) in trade receivables, accrued income
  and long-term trade receivables                                             10,081                 (5,812)
 Decrease (increase) in other receivables and
  prepaid expenses                                                               441                 (1,414)
 Decrease (increase) in deferred tax assets and
  liabilities, net                                                              (171)                     1
 Decrease in trade and other payables and accrued
  expenses                                                                    (4,561)                (1,194)
 Increase (decrease) in deferred revenues                                     (2,522)                 3,019
 Increase in accrued severance pay, net                                       (1,083)                     3
 Other                                                                           (22)                    --
                                                                            --------               --------
Net cash provided by (used in) operating activities                           12,628                   (250)
                                                                            --------               --------
Cash flows from investing activities:
Purchase of property and equipment                                            (5,331)                (2,989)
Proceeds from sale of property and equipment                                      39                     --
Purchase of developed technology                                                (170)                  (423)
Payment for acquisition of a consolidated subsidiary, Flagship                (3,980)                    --
Acquisition of a consolidated subsidiary, Sysdrill                                --                  1,230
                                                                            --------               --------
Net cash used in investing activities                                         (9,442)                (2,182)
                                                                            --------               --------
Cash flows from financing activities:
Proceeds from exercise of warrants and stock options                             185                     --
Proceeds from long-term loans                                                     --                  3,300
Proceeds from short-term bank loans                                            7,506                     --
Principal payment of long-term loans                                          (2,173)                (1,556)
Principal payment of short-term bank loans                                    (4,978)                    --
Short-term bank credit, net                                                       --                   (500)
Principal payment of capital lease obligations                                  (424)                  (245)
Principal payment of other capital lease obligations                            (242)                   (93)
                                                                            --------               --------
Net cash provided by (used in) financing activities                             (126)                   906
                                                                            --------               --------
Effect of exchange rate changes on cash and cash equivalents                     130                    312
                                                                            --------               --------
Increase (decrease) in cash and cash equivalents                               3,190                 (1,214)
Cash and cash equivalents at the beginning of the year                         5,457                  8,647
                                                                            --------               --------
Cash and cash equivalents at the end of the year                            $  8,647               $  7,433
                                                                            ========               ========